FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

18 March 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  S198 Notification by Barclays - 9 March 2005
  Director Shareholding - Alison Reed - 14 March 2005
  S198 Notification by Franklin Resources - 17 March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 18 March 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	S198 Notification by Barclays - 9 March 2005
2.	Director Shareholding - Alison Reed - 14 March 2005
3.	S198 Notification by Franklin Resources - 17 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland - 75,784
BARCLAYS CAPITAL NOMINEES LTD - 958,517
BARCLAYS CAPITAL SECURITIES LIMITED - 2,000,000
Barclays Trust & Co & Others - 648
Barclays Trust Co R69 - 1,046
BNP PARIBAS - 122,181
CHASE NOMINEES LTD - 612,398
CHASE NOMINEES LTD - 10,309,723
CIBC MELLON GLOBAL SECURITIES - 72,975
Clydesdale Nominees - 4,080
Clydesdale Nominees - 300
INVESTOR BANK AND TRUST CO - 133,569
INVESTOR BANK AND TRUST CO - 1,083,536
INVESTOR BANK AND TRUST CO - 101,990
INVESTOR BANK AND TRUST CO - 7,028
INVESTOR BANK AND TRUST CO - 15,321
INVESTOR BANK AND TRUST CO - 1,197,802
INVESTOR BANK AND TRUST CO - 531,253
INVESTOR BANK AND TRUST CO - 34,578
INVESTOR BANK AND TRUST CO - 796,449
INVESTOR BANK AND TRUST CO - 13,952
INVESTOR BANK AND TRUST CO - 2,793,691
INVESTOR BANK AND TRUST CO - 3,474,843
INVESTOR BANK AND TRUST CO - 129,494
INVESTOR BANK AND TRUST CO - 30,3541
INVESTOR BANK AND TRUST CO - 620,742
INVESTOR BANK AND TRUST CO - 62,300
INVESTOR BANK AND TRUST CO - 6,110
JP MORGAN (BGI CUSTODY) - 352,682
JP MORGAN (BGI CUSTODY) - 35,124
JP MORGAN (BGI CUSTODY) - 706,425
JP MORGAN (BGI CUSTODY) - 631,158
JP MORGAN (BGI CUSTODY) - 65,109
JP MORGAN (BGI CUSTODY) - 288,575
JP MORGAN (BGI CUSTODY) - 473,680
JP MORGAN (BGI CUSTODY) - 11,804,929
JP MORGAN (BGI CUSTODY) - 8,768
JP MORGAN (BGI CUSTODY) - 31,028
JPMORGAN CHASE BANK - 15,962
JPMORGAN CHASE BANK - 5,101
JPMORGAN CHASE BANK - 58,338
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 16,827
JPMORGAN CHASE BANK - 68,889
JPMORGAN CHASE BANK - 12,032
JPMORGAN CHASE BANK - 7,308
JPMORGAN CHASE BANK - 69,952
JPMORGAN CHASE BANK - 290,347
JPMORGAN CHASE BANK - 22,850
JPMORGAN CHASE BANK - 5,762
JPMORGAN CHASE BANK - 391,792
JPMORGAN CHASE BANK - 536,492
JPMORGAN CHASE BANK -384,789
JPMORGAN CHASE BANK -23,796
JPMORGAN CHASE BANK - 498,107
JPMORGAN CHASE BANK - 1,355
JPMORGAN CHASE BANK - 34,396
JPMORGAN CHASE BANK - 286,413
JPMORGAN CHASE BANK - 90,813
Master Trust Bank - 4,816
Mellon Trust - Boston - 185,155
Mellon Trust - Boston - 79,651
MELLON TRUST OF NEW ENGLAND - 231,764
MITSUBISHI TRUST INTERNATIONAL - 2,913
NORTHERN TRUST BANK - BGI SEPA - 288,081
NORTHERN TRUST BANK - BGI SEPA - 61,682
NORTHERN TRUST BANK - BGI SEPA - 251,086
R C Greig Nominees Limited - 37,788
R C Greig Nominees Limited - 10,255
R C Greig Nominees Limited - 51,756
R C Greig Nominees Limited - 7,873
Reflex Nominees Limited - 393
Reflex Nominees Limited - 2,819
STATE STREET - 8,597
STATE STREET BOSTON - 452,213
STATE STREET BOSTON - 46,667
Sumitomo TB - 1,861
Wells Fargo Seattle - Wire Ban - 8,987
TOTAL - 44,149,801

5. Number of shares / amount of stock acquired

7,564,691

6. Percentage of issued class

0.70%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

8 March 2005

12. Total holding following this notification

44,149,801

13. Total percentage holding of issued class following this notification

4.08%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

9 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

British Airways Plc

2. Name of director

Alison Reed

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alison Reed

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 25p

12. Price per share

£2.77

13. Date of transaction

14 March 2005

14. Date company informed

14 March 2005

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Alan Buchanan 020 8738 5119

25. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of Notification

14 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Franklin Resources Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	3,173,614
Cede	5,526,300
Chase Nominees Ltd	26,849,654
Citibank London	368,400
Clydesdale Bank PLC	1,575,870
Euroclear Bruxelles	83,330
HSBC Bank	2,192,104
Mellon Bank NA London	5,758,084
Merrill Lynch	1,322,680
Northern Trust Company	3,410,746
Royal Trust Corp of Canada	5,361,331
State Street Nominees Ltd	8,669,318
Total	64,291,431

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

779,012

8. Percentage of issued class

0.07%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

17 March 2005

12. Total holding following this notification

64,291,431

13. Total percentage holding of issued class following this notification

5.94%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

18 March 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.